Citibank Credit Card Issuance Trust
Final Term Sheet dated December 15, 2005
$1,000,000,000 Floating Rate Class 2005-A10 Notes of December 2008
(Legal Maturity Date December 2010)

The issuer proposes to issue and sell Class 2005-A10 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated December 14, 2005, as supplemented. The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2005-A8 Notes described in the prospectus supplement dated October 27, 2005 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuer:	Citibank Credit Card Issuance Trust
Principal Amount:	$1,000,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:	one-month LIBOR plus 0.01% per annum (for the initial interest period LIBOR will be interpolated between two-week and one-month LIBOR)
Expected Principal Payment Date:	December 15, 2008
Legal Maturity Date:	December 15, 2010
Expected Issuance Date:	December 23, 2005
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:	15th day of each month, beginning January 2006
Price to Public:	$1,000,000,000 (or 100.000%)
Underwriting Discount:	$1,750,000 (or 0.175%)
Proceeds to issuer:	$998,250,000 (or 99.825%)
Underwriters and allocations:
Citigroup Global Markets Inc., $200,000,000
Banc of America Securities LLC, $200,000,000
Greenwich Capital Markets, Inc., $200,000,000
J.P. Morgan Securities Inc., $200,000,000
Lehman Brothers Inc., $200,000,000

Underwriters' Concession:	0.125%
Reallowance Concession:	0.075%
Monthly Principal Date:	15th day of each month
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:	As of December 15, 2005, there are 63 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $62,105,249,918 consisting of:
Class A notes Class B notes Class C notes	$54,940,249,918 $2,640,000,000 $4,525,000,000
As of December 14, 2005, the weighted average interest rate payable by the issuer in respect of the outstanding subclasses of notes of the Citiseries was approximately 4.25% per annum, consisting of:
Class A notes Class B notes Class C notes	4.16% per annum 4.47% per annum 5.27% per annum
Annex I:	The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on November 30, 2005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuer's registration statement is 333-121228. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.